November 29, 2005


VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549-0303

Attention:  Stephen Krikorian,
            Accounting Branch Chief
            -----------------------

            RE:   Elron Electronic Industries Ltd.
                  Form 20-F for the year ended December 31, 2004
                  Filed July 13, 2005
                  File No. 000-11456

Dear Ladies and Gentlemen:

            On behalf of Elron Electronic Industries Ltd. ("Elron" or the "Company"), we provide Elron's responses to the comment letter dated September 29, 2005, received from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") on October 26, 2005, relating to Elron's Form 20-F for the year ended December 31, 2004.

            For your convenience, the Staff's comments have been restated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments.

General
-------

1. Comment: We note that Elron Electronics Industries Ltd. ("Elron") received an order from the Commission pursuant to Section 3(b)(2) of the Investment Company Act of 1940 declaring that Elron was not an investment company. See In re Elron Electronic Industries, Ltd., SEC Rel. No. IC-11314 (Aug. 22, 1980) (the "3(b)(2) Order"). The 3(b)(2) Order was based upon a number of factual representations made by Elron as part of its application for that order. See In re Elron Electronic Industries, Ltd. SEC Rel No. 1C-111273 (July 23, 1980). We further note that a number of these factual representations no longer appear to accurately describe Elron's present business. Please provide us with a written explanation that details why you believe that Elron is still entitled to rely upon the 3(b)(2) Order, and if you conclude that Elron is unable to rely upon its 3(b)(2) Order, please provide us with a written analysis of why you believe Elron is not an investment company, or is otherwise excepted or exempt from regulation under the Investment Company Act of 1940.

Securities and Exchange Commission
Division of Corporation Finance
November 29, 2005
Page 2


Response:

      On August 22, 1980, Elron received an order from the Commission pursuant to Section 3(b)(2) of the Investment Company Act of 1940 (the "Act") declaring Elron to be primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities (the "Order"). The application for the Order was based upon a number of factual representations by Elron, which are summarized in paragraphs (a)-(d) below. Also set forth below each representation is current information regarding Elron and its group of companies. As shown below, Elron's development of technology products through controlled entities is consistent with the business activities presented to the Commission in Elron's application for the Order. Accordingly, Elron believes that it is entitled to continue to rely on the Order.

      As required by Section 3(b)(2) of the Act and the Order, Elron is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities either directly or through (i) majority-owned subsidiaries or (ii) controlled companies (as defined in the Act). Elron continues to conduct its operations primarily by acquiring controlling interests in new and existing controlled technology companies in its main areas of operation, in different stages of their life cycle, including early stage and more mature companies. Due to the very nature of the business in which Elron and its controlled companies operate - the Israeli high technology business - the technologies, products and companies in Elron's group evolve rapidly in response to new developments, intense competition and market demands. Accordingly, over any given period of time, the companies that comprise Elron's group may change and the number of such companies may increase or decrease. However, although the companies in Elron's group have changed since Elron received the Order, Elron's business strategy remains substantially unchanged since receiving the Order.

a. Elron is primarily engaged in the utilization of computer based and electronic sciences to develop, manufacture and sell high technology products through controlled companies.

      Founded in 1962, Elron has been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related technology companies. Elron is a high technology operational holding company that operates primarily through controlled companies in similar lines of business.

      Elron's business strategy has always been, and continues to be, to identify emerging technologies and potential technology leaders, and to create and build Israeli technology companies with global potential. Elron implements its strategy by taking an active role in the development and growth of its group companies and by using its wealth of management

Securities and Exchange Commission
Division of Corporation Finance
November 29, 2005
Page 3


experience and financial resources to further their development. Accordingly, Elron has built technology companies in the fields of advanced electronics, medical devices, communications, semiconductors, software products and services and advanced materials over a period of many years. Elron's ownership interests in its group companies are held directly and/or through its majority owned subsidiary, RDC-Rafael Development Corporation Ltd. ("RDC"), or Elron's wholly owned subsidiaries, Elbit Ltd. and DEP Technology Holdings Ltd. ("DEP"). Most of Elron's group companies were established together with entrepreneurs or started as activities within Elron, which were subsequently spun-off. In addition, some of Elron's group companies originated within RDC. RDC was established in 1993 by Elron and Rafael, the largest research and development organization of Israel's Ministry of Defense, for the purposes of identifying and exploiting Rafael's technology in non-military markets. Elron also invests directly in some of the companies held by RDC, namely Given Imaging Ltd., Galil Medical Ltd., Semiconductor Engineering Laboratories Ltd. ("SELA"), 3DV Systems Ltd. and Starling Advanced Communications Ltd., all of which are controlled directly by Elron or indirectly by Elron through Elron's control of RDC.

b. Elron's investment in the stock of, and loans and advances to, controlled companies represents 95% of its total assets, exclusive of Israel government securities. Virtually all of Elron's income will be derived from controlled companies.

      As part of its business structure, Elron holds interests in publicly and privately owned companies, as it did at the time of the application for the Order. Elron's control of its group companies is primarily derived from its beneficial share ownership in excess of 25% of its group companies, as set forth in Exhibit A hereto. At the time of the application for the Order, Elron's ownership of controlled companies represented 95% of Elron's total assets, exclusive of Israel government securities. Currently, Elron's ownership of controlled companies represents approximately 90% of Elron's total assets, excluding total cash (i.e. cash, U.S. government securities and short term bank deposits). For the year ended December 31, 2004, approximately 90% of Elron's income was derived from Elron's controlled companies. Most of this income derived from the sale of Elron's controlling interest in Elbit Systems Ltd.

      Aside from its ownership of controlled companies, Elron's assets are comprised of cash, U.S. government securities and short term bank deposits ("Total Cash") and, to a lesser extent, securities of a small number of non-controlled companies in the high technology field. Most of the Total Cash was derived from the disposition by Elron of its holdings in two controlled companies in 2004 and 2005, Elbit Systems Ltd. and Oren Semiconductor, Inc., respectively, for an aggregate of $215.2 million. An additional $93.9 million of cash was derived from the sale, in 2005, of most of Elron's shareholdings in Partner Communications Company Ltd., of which Elron was a founding shareholder. During 2004 and 2005 to date, Elron continued to reinvest

Securities and Exchange Commission
Division of Corporation Finance
November 29, 2005
Page 4


the proceeds of these dispositions primarily in new or existing controlled companies. Elron has invested an aggregate of approximately $100 million in controlled companies, which represented approximately 91% of Elron's total investments in its group companies, during 2004 and 2005 to date. In addition, in the third quarter of 2005, Elron distributed a cash dividend of approximately $88.5 million to Elron's shareholders. Elron's remaining cash has primarily been invested in U.S. government securities and short term bank deposits until such funds can be reinvested in existing or new controlled companies. It is Elron's intention to deploy its available cash resources in activities consistent with Elron's past practices and its business strategy as described herein.

      In addition to its share ownership, Elron holds board positions and management rights, including the right to elect officers and vote shares, in many of its controlled companies pursuant to agreements entered into with other shareholders. One or more Elron officers always serve on the board of directors of a group company. Often, either an Elron officer serves as chairman of the board of directors or the chairman of the board of directors is selected by Elron. Elron representatives also serve as members of various board committees of Elron's group companies. Elron is often involved in the selection of the Chief Executive Officer or, from time to time, one of its officers serves as Chief Executive Officer of its group companies on an interim basis. Elron is actively involved in the day-to-day operations of its group companies, through frequent contact with management of the group companies and participation in all aspects of the group companies' businesses. Thus, even in cases in which Elron may not be presumed by statute to control a company by virtue of its share ownership alone, Elron is, in fact, in control of the company because of these other indicia of control, in conjunction with its share ownership.

      Described below are Elron's key controlled companies, including the extent of Elron's involvement in and influence over these companies:

      Given Imaging Ltd., a medical device company publicly traded on NASDAQ and the Tel Aviv Stock Exchange ("TASE"), develops, manufactures and markets innovative diagnostic system for visualizing the gastrointestinal tract, using disposable miniature imaging capsules. Currently, Given Imaging comprises approximately 33% of Elron's total assets, excluding Total Cash. Given Imaging was established by RDC, based on the military technology developed by Rafael and the financial and management support of Elron. Elron beneficially owns approximately 37% of Given Imaging, representing all shares owned by Elron, RDC and Discount Investment Corporation Ltd. ("DIC").(1) Elron's President and Chief Executive Officer has served as

------------------

(1) Elron has entered into a voting agreement with DIC pursuant to which DIC and Elron agreed to vote at shareholders meetings only as mutually agreed between them and, with regard to the election of directors, DIC agreed to vote all of its shares in favor of nominees to the board of directors of Given Imaging that are proposed by Elron. Accordingly, Elron is deemed to beneficially own the shares of Given Imaging held by DIC. DIC holds approximately 48% of Elron and is Elron's largest shareholder.

Securities and Exchange Commission
Division of Corporation Finance
November 29, 2005
Page 5


Chairman of Given Imaging since August 2002. In his capacity as Given Imaging's Chairman, Elron's President and Chief Executive Officer is integrally involved in day-to-day aspects of Given Imaging's business and has signature authority with respect to Given Imaging. He is in frequent contact with senior management of Given Imaging, including its Chief Executive Officer, Chief Financial Officer, General Counsel and Vice-President, Business Development as well other members of Given Imaging's Board of Directors. He is also a member of the nominating and compensation committees of Given Imaging's Board, as well as the corporate governance compliance committee. He also attends most audit committee meetings as an active observer.

      NetVision Ltd., a provider of Internet services and solutions in Israel that is publicly traded on the TASE, is 39% owned by Elron. The other major shareholder of NetVision is DIC. NetVision originally started as a business unit within Elron and was subsequently spun off by Elron into a separate company. Elron exercises joint control over NetVision with DIC pursuant to a shareholders agreement. Elron and DIC appoint all the directors of NetVision (other than the two external independent directors required under Israeli law). Three officers of Elron also serve as directors of NetVision. Elron's President and Chief Executive Officer is in regular contact with NetVision's Chief Executive Officer. In addition, Elron's Chief Financial Officer and Director of Finance maintain regular contact with NetVision's Chief Financial Officer and are members of NetVision's audit committee. Elron officers have signature authority with respect to NetVision. Elron was instrumental in NetVision's initial public offering in May earlier this year.

      Elron TeleSoft Ltd. and Elron Telesoft Export Ltd. (together "Elron Telesoft"), 100% owned subsidiaries of Elron, engage in the field of revenue assurance for the telecom market. Elron appoints all the members of Elron TeleSoft's Board of Directors and the Chairman of the Board of Directors. Elron officers have signature authority with respect to Elron Telesoft. Elron management is in regular contact with Elron Telesoft's management.

      Galil Medical Ltd., which was also established by RDC based on the military technology developed by Rafael with the financial and management support of Elron, is a provider of minimally invasive temperature based therapies for the treatment of benign and malignant diseases. Galil Medical is approximately 59% beneficially owned by Elron (which includes Elron's direct holdings and RDC's holdings). Elron and RDC appoint a majority of the directors of Galil Medical. The Chairman of the Board of Directors of Galil was a director of Elron until

Securities and Exchange Commission
Division of Corporation Finance
November 29, 2005
Page 6


May 2005. Elron's President and Chief Executive Officer is in regular contact with both the Chairman and Chief Executive Officer of Galil Medical. Elron's senior management is involved in any major transaction involving Galil Medical. Elron was instrumental in merging the urological business of Galil Medical with the brachytherapy business of General Electric (previously Amersham Health) to form Oncura, Inc. in July 2003. Elron officers have signature authority with respect to Galil Medical.

      ChipX Incorporated ("ChipX"), a semiconductor company, was an internal business unit of Elron until it was spun off into a separate company. Today, Elron holds a 26% ownership interest, and is the largest shareholder, in the company. Elron's President and Chief Executive Officer has served as the chairman of ChipX's Board of Directors since March 2004, and serves on the audit committee and compensation committee of ChipX's Board of Directors. Elron officers have signature authority with respect to ChipX.

      A.M.T. Advanced Metal Technologies Ltd., which operates through its group companies in the field of advanced materials, is 42% owned by Elron. Elron is the largest shareholder of AMT. In addition to having two out of seven representatives on AMT's board of directors, Elron also has representatives on the board of directors of AMT's group companies. Elron's President and Chief Executive Officer serves as Chairman of AMT's primary subsidiary, AHT Advanced Heating Technologies Ltd. In addition, Elron's Board of Directors has appointed a special subcommittee comprised of Elron's two external directors, who meet once a quarter with members of AMT's management. Elron officers have signature authority with respect to AMT.

      Wavion, Inc., a developer of broadband wireless access systems for wireless LANs, was started by Elron together with entrepreneurs. Today, Elron is the largest shareholder of Wavion, holding 38% of its equity. Elron's Vice-President and Chief Technology Officer is actively involved in the research and development of Wavion's technology and in addition serves on Wavion's Board of Directors. He is also in regular contact with Wavion's management and works very closely with Wavion on its technology and business development. Elron officers have signature authority with respect to Wavion.

      Jordan Valley Semiconductor Ltd. ("Jordan Valley"), a semiconductor company, is 28% held by Elron. Elron appoints two out of the seven directors of Jordan Valley. Elron's President and Chief Executive Officer serves on Jordan Valley's audit committee and compensation committee. Jordan Valley's Chairman of the Board was selected by Elron. Elron officers have signature authority with respect to Jordan Valley.

      Teledata Networks Ltd. ("Teledata"), a telecommunications company, is beneficially 25% owned by Elron, representing shares owned by Elron and FBR Infinity II, a related venture

Securities and Exchange Commission
Division of Corporation Finance
November 29, 2005
Page 7


capital fund ("Infinity"). Elron and Infinity have entered into a voting agreement pursuant to which Elron, which holds 21% of Teledata directly, and Infinity, which holds 4% of Teledata, agreed to vote at shareholders meetings only as mutually agreed between them. In addition, pursuant to an agreement with Teledata, Elron's prior consent is required with respect to various material matters including, among others, a change in the number of directors, approval of the annual operating plan and budget, the appointment or termination of the Chief Executive Officer and a material change in Teledata's business. Elron appoints two out of Teledata's nine directors. The Articles of Association of Teledata stipulate that Elron's voting rights at the board level amount to the voting power represented by the total number of shares held by Elron and Infinity, namely 25%. In addition, Elron's President and Chief Executive Officer is one of three members of the executive committee of Teledata's board of directors. The executive committee closely monitors the business of Teledata. Its responsibilities include functioning as an audit committee, employee hiring and compensation, monitoring internal controls and review of financial statements. In his capacity as a director and member of the executive committee, Elron's President and Chief Executive Officer has signature authority and is also called upon to sign documents on behalf of Teledata from time to time.

c. Elron has never represented itself as an investment company and has never considered itself to be anything but a company actively involved in the development of high technology companies which it controls. Elron has no present intention to engage in any business other than the high technology business.

      Elron continues to conduct its operations primarily by acquiring controlling interests in new and existing controlled technology companies in its main areas of operation, in different stages of their life cycle including early stage and more mature companies, as it has since the Order was granted in 1980. In this regard, new companies in which Elron invested in 2004 and in 2005 to date include an $8 million investment in Jordan Valley (resulting in Elron holding 28% of Jordan Valley), operating in the field of semiconductors, a $3 million investment in Starling Advanced Communications Ltd., operating in the field of broadband communication (resulting in Elron beneficially holding 67% of Starling, 33% directly and 34% through RDC), a $16 million investment in Teledata, three investments in medical device companies, namely, an $8.3 million investment in Impliant, Inc. (resulting in Elron holding approximately 22% of the outstanding shares of Impliant, or 26% if the calculation excludes restricted shares granted to Impliant executives that remain subject to vesting and repurchase by the company), a $1.7 million investment in NuLens Ltd. (resulting in Elron holding 22% of NuLens, with an additional $1.2 million milestone payment, which will result in Elron holding approximately 38% of NuLens, scheduled for late 2005 or early 2006), and a $6.9 million investment in BrainsGate Ltd. (resulting in Elron beneficially holding 27% of BrainsGate, 22% directly and 5% through Infinity, with which Elron has a voting agreement), as well as a $4 million

Securities and Exchange Commission
Division of Corporation Finance
November 29, 2005
Page 8


investment in Gaia Broadband Services Management Ltd., a software company (resulting in Elron holding 49% of Gaia). Elron has no present intention to engage in any business other than the high technology business. Elron treats its new ownership interests in the same manner as its existing interests, by taking an active involvement in the management and financing of these companies.

d. Elron's management has substantial experience in corporate management and the high technology field and Elron's directors are actively involved in the operational management of its controlled companies.

      Elron's management has extensive management experience in the high technology field, as summarized below:

      Doron Birger - President and Chief Executive Officer, joined Elron in 1994 as Chief Financial Officer in 1994 and became President and Chief Executive Officer in August 2002. Mr. Birger has over 20 years of management experience including approximately 15 years in high technology companies. Mr. Birger serves as a director of many of Elron's group companies and, as illustrated above, is actively involved in their day-to-day affairs.

      Moshe Fourier - Vice President & Chief Technology Officer, joined Elron in 2000. Mr. Fourier has over 30 years experience in high technology companies, with extensive experience in field of communications. Mr. Fourier also serves on the board of directors of certain of Elron's group companies. Mr. Fourier is integrally involved in the technology development of Elron's group companies, has regular discussions with their research and development personnel, and assists in planning the companies' technology roadmaps. Mr. Fourier also provides guidance to Elron's group companies in the area of intellectual property strategy. Mr. Fourier has a degree in electrical engineering from the Technion-Israel Institute of Technology, Haifa, Israel.

      Avishai Friedman - Vice President Business Development, joined in January 2002. Mr. Friedman has extensive experience in management and business development with over 10 years in high technology companies. Mr. Friedman works closely with Elron's group companies, particularly those in the medical device field, toward the development of the group companies' business through building their business plans, assisting in negotiations with strategic partners, preparing their operating plan and budget and overall supervision of their business. Mr. Friedman serves on the board of directors of many of Elron's companies and is in almost daily contact with the companies with which he works. Recently, Mr. Friedman was appointed as the Chief Executive Officer of RDC.

      Yair Cohen - Vice President, joined Elron in July 2005. Mr. Cohen brings extensive experience in the fields of communications and information technology, having served as

Securities and Exchange Commission
Division of Corporation Finance
November 29, 2005
Page 9


Brigadier General in charge of Special Unit 8200, the central military intelligence unit in the Israeli Defense Force that is engaged in the development of state of the art technology, since 2001. Many Israeli high technology companies were founded by graduates from this special unit and former members of this special unit are responsible for most of Israel's high technology successes today. Mr. Cohen has over 30 years experience in the high technology field.

      Assaf Topaz - Vice President, joined Elron in 2004. Prior to joining Elron, Mr. Topaz founded and managed a high technology start up company in the software field. Mr. Topaz brings to Elron extensive experience in strategic marketing, operations and management of fast growing companies in an international arena, having worked in the high technology field for over eight years. Mr. Topaz is also involved in business development of Elron group companies and serves on certain of their boards of directors.

      Michel Habib - Director of Business Development, joined Elron in January 2003 and serves on the board of directors of several Elron group companies. Prior to joining Elron, Mr. Habib held various executive positions in the field of investment banking focusing on high technology companies and also served in Israel's foreign service, as Economic Consul in Boston, and earlier as the first Commercial Attache in Korea. Mr. Habib has extensive experience in working with technology companies, having worked in the high technology field for over 13 years, especially in the area of market analysis, technology evaluation and business development. Mr. Habib works closely with management of various Elron group companies and assists them in their business development, technology roadmaps and identification of strategic partners. Mr. Habib holds an Aeronautical Engineering degree from the Technion-Israel Institute of Technology.

      Tal Raz - Vice President & Chief Financial Officer, joined Elron as Chief Financial Officer following Elron's merger with Elbit Ltd. in May 2002. Prior thereto, Mr. Raz served as Elbit's Chief Financial Officer and as acting Chief Executive Officer of Elbit Ltd. Mr. Raz has extensive financial and business experience and has worked with technology companies in excess of nine years. Mr. Raz is a member of the board of directors of many of Elron's group companies and, in addition, is in regular contact with chief financial officers of Elron's group companies. Recently Elron announced that Mr. Raz will be leaving Elron.

      Rinat Remler - Director of Finance, joined Elron in 2000. Prior to joining Elron, Ms. Remler worked for a leading Israeli auditing firm, where she gained extensive experience in a wide variety of financial, tax and accounting related matters. Ms. Remler has over eight years of experience working with high technology companies. Ms. Remler is integrally involved in the financial and business matters of Elron's group companies and serves on the boards of directors of certain of Elron's group companies. Ms. Remler is in regular contact with Elron's group

Securities and Exchange Commission
Division of Corporation Finance
November 29, 2005
Page 10


companies. In November 2005, Ms. Remler was appointed as Chief Financial Officer to replace Tal Raz, the outgoing Chief Financial Officer.

      Paul Weinberg - General Counsel and Corporate Secretary, joined Elron in 2001. Mr. Weinberg is a senior lawyer with approximately 12 years experience in corporate and commercial law, particularly in the areas of mergers and acquisitions and investments in technology companies. Mr. Weinberg has been working with technology companies for approximately eight years. Mr. Weinberg regularly assists Elron group companies in major transactions as well as with respect intellectual property issues.

Conclusion:

      As discussed above, Elron conducts its operations primarily by acquiring controlling interests in Israeli technology companies in Elron's main areas of operation. Elron acquires interests in companies in different stages of their life cycles, including both early stage and more mature companies, as Elron has done since the Order was granted in 1980. Since the issuance of the Order, Elron's holdings have changed and the industries in which it participates have expanded. Nonetheless, the nature of Elron's holdings and its relationships with its controlled companies, as well as Elron's extensive management and financial involvement, remain substantially unchanged. Accordingly, Elron believes that it is entitled to continue to rely on the Order.

Consolidated Financial Statements
---------------------------------

Report of Independent Registered Accounting Firm, page 2
--------------------------------------------------------

2. Comment: We note that certain of the other auditors' reports included in the filing reference other auditors' reports. Tell us how you considered the guidance Rule 2-05 of Regulation S-X. The auditor's report for DEP Technology and ChipX reference other auditors, however, those other auditors' reports are not included in the filing.

Response:

      Certain other auditors' reports included in the Form 20-F for the year ended December 31, 2004 (the "Form 20-F") reference the reports of other auditors. Those auditors that referred to "other auditors" in their reports were Pricewaterhouse Coopers LLP ("PWC"), in their report on the financial statements of ChipX, and Somech Chaikin, a member of KPMG International, in their report on the financial statements of DEP.

Securities and Exchange Commission
Division of Corporation Finance
November 29, 2005
Page 11


      ChipX is incorporated in the United States, with a wholly owned subsidiary, ChipX (Israel) Limited, in Israel. ChipX is audited by PWC. As ChipX (Israel) is audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global ("KFGK"), the principal auditor of Elron, PWC referred to KFGK in PWC's auditors' report with respect to the amounts of ChipX (Israel) included in ChipX 's consolidated financial statements. Elron will file an amendment to its Form 20-F in order to include the auditors' report of KFGK with respect to ChipX (Israel)'s financial statements.

      DEP was audited in 2002 by Somech Chaikin, a member of KPMG International, which referred to other auditors with respect to the amounts included in DEP's financial statements with respect to the following investments (accounted for under the equity method by DEP): Galil Medical Ltd., SELA and Ingenio Technologies Ltd. ("Ingenio"). Ingenio was audited by Kesselman & Kesselman, a member of PWC, and their report was included in the Form 20-F. The financial statements of Galil Medical Ltd. and SELA were audited by KFGK, the principal auditor of Elron. Elron will file an amendment to the Form 20-F in order to include the auditors' reports of KFGK for the year ended December 31, 2002 on SELA's and Galil Medical's financial statements.

Consolidated Statements of Operations, page 6
---------------------------------------------

3. Comment: The net revenues and cost of revenues are presented in the consolidated statements of operations on an aggregated basis. Tell us what consideration was given to presenting revenue and costs of revenues on a disaggregated basis in accordance with Rule 5-03(b) of Regulation S-X. Also, provide us with a detailed description of the various components of net revenues.

Response:

      As described above, Elron is a high technology operational holding company which operates through its group companies. Elron's business strategy, as described above, has always been, and continues to be, to identify emerging technologies and potential technology leaders, and to create and build Israeli technology companies with global potential. Elron implements its strategy by taking an active role in the development and growth of its group companies and by using its wealth of management experience and financial resources to further their development thereby creating value for Elron's shareholders. This value is reflected in Elron's financial statements through gains from disposal of businesses, affiliated companies and other companies including gains derived from changes in holdings in affiliated companies. These gains result from exit transactions, such as sales, mergers and acquisitions or issuance of shares (including initial public offerings) by group companies.

Securities and Exchange Commission
Division of Corporation Finance
November 29, 2005
Page 12


      Elron manages its interest in subsidiaries and evaluates their performance in the same manner that it manages and evaluates the performance of its interest in affiliates and other companies. Accordingly, Elron's management believes that detailed information as to the disaggregation of revenues and related costs would not provide significant relevant information to Elron's shareholders. Furthermore, Elron's income is derived mainly from gains, as described above rather than from its subsidiaries' operations. In light of the above and when considering Elron's nature of operations, the amount of revenues generated by consolidated group companies by type of revenues does not represent material or significant information.

      It should be noted that Item 4 of the Form 20-F provides financial details for each of the significant companies in Elron's group, including the amount and nature of the revenues of its subsidiaries. The revenues are comprised of revenues from product sales (including customized software) and revenues from rendering of services.

4. Comment: Item 17(b) of Form 20-F indicates that the financial statements should disclose information substantially similar to financial statements that comply with U.S. generally accepted accounting principles and Regulation S-X. Tell us how you considered and whether you believe that your presentation of the Consolidated Statements of Operations is in accordance with the guidance in Rule 5-03 of Regulation S-X. In this regard, the revenues caption and subtotal should only include captions that qualify as revenue. For example, the gain from disposal of business and affiliated companies should be classified in cost and expenses and as nonoperating income.

Response:

      As described above, Elron is a high technology operational holding company that conducts its operations by taking an active role in the development and growth of its group companies, using Elron's wealth of management expertise and financial resources in order to create value for Elron's shareholders through exit transactions (e.g. sales, mergers and acquisitions, initial public offerings, etc.). Accordingly, the largest portion of Elron's income on a multi-year basis is derived from disposal of businesses, affiliated companies and other companies and from changes in holdings in affiliated companies.

      The Staff has observed in the past that in certain circumstances it might be appropriate to deviate from the presentation of the statement of operations prescribed by Rule 5-03 of Regulation S-X, such as instances where there is no cost of sales related to a particular revenue

Securities and Exchange Commission
Division of Corporation Finance
November 29, 2005
Page 13



source, or where for a particular revenue source separating the cost of sales from operating expenses is impracticable. In these circumstances it would be appropriate to present the statement of operations under a one-step income statement format that excludes any measure of gross margin or loss.

      In Elron's circumstances, considering the nature of its business, Elron deems it appropriate to exclude such measures as gross and operating profit or loss and instead to use a one-step income statement format where all revenues and expenses are each included as one group. Elron's management believes that presentation of its statement of operations in the one-step format is the method that most appropriately reflects the results of its activities and enables the reader to evaluate its performance. Elron further advises the Staff that due to the one-step format used to present the statement of operations, there is no subtotal of net revenues, gross profit or operating income. Therefore, no differentiation exists between operating and non-operating income and expenses. Such differentiation is not meaningful in the circumstances.

      Should you have any questions regarding this response, please contact me at 212-715-9486 or my colleague John Bessonette at 212-715-9182.


                                    Sincerely,


                                    /s/ Richard H. Gilden
                                    ---------------------------
                                    Richard H. Gilden


                                    Exhibit A

----------------------------- ------------- --------------------------- --------------------------------------------------------
                                 Public/     % Beneficial ownership
         Company name            Private       (of issued capital)                  Company description
----------------------------- ------------- --------------------------- --------------------------------------------------------
Elron Telesoft Ltd. and                                                 Elron TeleSoft focuses on the development
Elron Telesoft Export Ltd.       Private            100% each           and marketing of revenue assurance software products
                                                                        for the telecommunication market.
----------------------------- ------------- --------------------------- --------------------------------------------------------
                                                       94%              3DV designs and develops three dimensional image
                                                (47% directly and       sensors chip sets. 3DV's business is currently focused
3DV Systems Ltd.                 Private           47% by RDC)          on applications in the medical and video game fields.
----------------------------- ------------- --------------------------- --------------------------------------------------------
                                                       67%              Starling is a provider of innovative connectivity
Starling Advanced                               (33% directly and       solutions for the broadband access market for aircraft.
Communications Ltd.              Private           34% by RDC)
----------------------------- ------------- --------------------------- --------------------------------------------------------
                                                       66%              SELA develops and manufactures yield enhancing and
Semiconductor Engineering                       (12% directly and       automation equipment for the semiconductor and optical
Laboraties Ltd. ("SELA")         Private           54% by RDC)          component industries.
----------------------------- ------------- --------------------------- --------------------------------------------------------
                                                       59%              Galil Medical is a provider of minimally invasive
                                                (20% directly and       temperature-based therapies for treatment of benign
Galil Medical Ltd.               Private           39% by RDC)          and malignant diseases.
----------------------------- ------------- --------------------------- --------------------------------------------------------
                                                                        Oncura markets and sells therapeutic device systems
Oncura, Inc.                     Private          25% (by Galil)        and related consumables used primarily in the
                                                                        performance of minimally-invasive, urologic cancer
                                                                        treatment.
----------------------------- ------------- --------------------------- --------------------------------------------------------


                                        1



                                    Exhibit A

----------------------------- ------------- --------------------------- --------------------------------------------------------
                                 Public/     % Beneficial ownership
         Company name            Private       (of issued capital)                  Company description
----------------------------- ------------- --------------------------- --------------------------------------------------------
----------------------------- ------------- --------------------------- --------------------------------------------------------
Cellact Ltd.                     Private               45%              Cellact Ltd. is a developer of cellular messaging
                                                                        platforms and applications.
----------------------------- ------------- --------------------------- --------------------------------------------------------
                                                                        AMT operates through its group companies in developing,
AMT Advanced Metal                                                      marketing and licensing technologies for amorphous and
Technologies Ltd.                Private               42%              nano-crystalling advance materials, as a solution for a
                                                                        range of commercial applications.
----------------------------- ------------- --------------------------- --------------------------------------------------------
                                                                        NetVision is one of the largest Internet service and
                                                                        solutions providers in Israel, as well as a developer
NetVision Ltd.                    Public               39%              of Internet solutions.  NetVision also provides
                                                                        international telephone services.
----------------------------- ------------- --------------------------- --------------------------------------------------------
                                                                        Wavion develops and delivers wireless LAN access
Wavion, Inc.                     Private               38%              points for indoor and outdoor applications.
----------------------------- ------------- --------------------------- --------------------------------------------------------
                                                       37%
                                                  (15% directly,        Given Imaging develops, manufactures and markets
                                                  10% by RDC and        innovative diagnostic products for disorders of the
                                            12% by DIC as a result of   gastrointestinal tract.
                                            a shareholders' agreement
Given Imaging Ltd.                Public      between Elron and DIC)
----------------------------- ------------- --------------------------- --------------------------------------------------------
Jordan Valley Semiconductor                                             Jordan Valley offers inline metrology solutions
Ltd.                             Private               28%              with ultra thin film measurement capability and wide
                                                                        range of application coverage based on X-ray technology.
----------------------------- ------------- --------------------------- --------------------------------------------------------


                                        2



                                    Exhibit A

----------------------------- ------------- -------------------------------- ---------------------------------------------------
                                 Public/     % Beneficial ownership
         Company name            Private       (of issued capital)                  Company description
----------------------------- ------------- -------------------------------- ---------------------------------------------------
----------------------------- ------------- -------------------------------- ---------------------------------------------------
                                                                             Notal is a medical device company, operating
Notal Vision, Inc.               Private                  26%                mainly in the field of early detection of Age
                                                                             Related Macular Degeneration.
----------------------------- ------------- -------------------------------- ---------------------------------------------------
                                                          27%                BrainsGate is developing minimally invasive
                                               (22% directly and 5% by FBR   technology which enables the opening of the blood
                                                Infinity Ventures II, a      brain barrier and enabling widening of brain
                                              related venture fund, as a     bloodvessels and nerve stimulation.
                                               result of a shareholders'
Brainsgate Ltd.                  Private              agreement)
----------------------------- ------------- -------------------------------- ---------------------------------------------------
                                                          22%                Nulens operates in the field of intra-ocular
                                                (38% upon completion of      lenses mainly for cataract and presbyopia.
                                             milestone investment in late
NuLens Ltd.                      Private          2005 or early 2006)
----------------------------- ------------- -------------------------------- ---------------------------------------------------
                                                          25%                Teledata offers innovative access products and
                                                   (21% directly and         solutions for traditional and Next Generation
                                              4% by FBR Infinity Ventures    Networks, to telecom operators and service
                                            II, a related venture fund, as   providers worldwide.
                                              a result of a shareholders'
Teledata Networks Ltd.           Private              agreement)
----------------------------- ------------- -------------------------------- ---------------------------------------------------
                                                                             ChipX is a manufacturer of late stage programmable
ChipX, Incorporated              Private                  26%                structured ASICs (Application Specific Integrated
                                                                             Circuits).
----------------------------- ------------- -------------------------------- ---------------------------------------------------
Gaia Broadband                                                               Gaia is engaged in developing unique solutions in
Services Management Ltd.         Private                  49%                the field of broadband services management and
                                                                             home networks.
----------------------------- ------------- -------------------------------- ---------------------------------------------------



                                        3